Exhibit 99.1

LightInTheBox Regains Compliance with NYSE Listing Requirements

SINGAPORE, June 30, 2026 /PRNewswire/ -- LightInTheBox Holding Co., Ltd. (NYSE: LITB) (“LightInTheBox” or the “Company”), a global consumer lifestyle company, today announced that it received notice from the New York Stock Exchange (“NYSE”) on June 26, 2026 confirming that the Company has regained compliance with the continued listing standards set forth in Section 802.01B of the NYSE Listed Company Manual.

As previously reported, on December 26, 2024, LightInTheBox received a notice from the NYSE that the Company was “below criteria” due to its average total market capitalization being less than $50 million over a 30 trading-day period and its stockholders’ equity being less than $50 million pursuant to Section 802.01B of the NYSE Listed Company Manual. On May 13, 2025, the NYSE accepted the Company’s plan to regain compliance and granted an 18-month cure period from the date of the original notice. Based on the NYSE’s review, the Company has demonstrated compliance with the applicable continued listing standards under Section 802.01B, and the Company is no longer considered below criteria. The Company’s ADSs continue to be listed and traded on the NYSE.

About LightInTheBox Holding Co., Ltd.

Founded in 2007, LightInTheBox is a global direct-to-consumer (DTC) e-commerce company dedicated to delivering a joyful lifestyle to consumers worldwide. Leveraging AI-driven market insights and agile supply chain systems, it aims to capture consumer preferences and sentiment to offer differentiated products, driving consumer engagement through deep emotional resonance. LightInTheBox also adopts a brand matrix strategy by launching its own apparel brands such as Ador to further strengthen its position as a consumer lifestyle company. Additionally, LightInTheBox offers a comprehensive suite of services to e-commerce companies, including advertising, supply chain management, payment processing, order fulfillment, and shipping and delivery solutions.

For more information, please visit https://ir.ador.com.

Investor Relations Contact

Investor Relations

LightInTheBox Holding Co., Ltd.

Email: ir@ador.com

Serena Huang

Octans Capital Group

Email: litb@octanscap.com